Meridian Gold Inc. 9670 Gateway Drive, Suite 200 Reno, Nevada 89521 Phone: (775) 850-3777 Fax: (775) 850-3733

MERIDIAN GOLD UPDATE

Reno, Nevada, August 11, 2003

Management changes

Meridian Gold Inc. is pleased to announce that Darcy E. Marud has been appointed to the position of Vice President of Exploration. Darcy has worked for Meridian since 1997 as South American Exploration Manager. Prior to this, Darcy worked in both North and South America, for several companies including Homestake Mining and FMC Gold Company. Darcy is a Canadian citizen and graduated from the University of Saskatchewan with a Bachelor of Science in Geology in 1985 with honors. Darcy will remain in Esquel for the near future.

Exploration update

Early in 2003, the El Peñón exploration team planned a series of reverse circulation holes aligned west-east to test surface geologic trends and to probe geophysical anomalies. The first fence of holes were drilled between the Cerro Martillo deposit and the Borde Norte rhyolite dome (located 1,300 meters to the east). This fence encountered 6 meters of 85.87 g/t Au and 4503.3 g/t Ag in PS461 at a drill-hole depth of 310 meters. This interval is currently being expanded to the north and south with encouraging results (see table below). Methodical step out drilling at 30 to 60 meter intervals have defined a narrow North to N12ºW quartz vein. The vein was developed in flow-banded rhyolite with anomalous to potential ore grade intercepts 90 meters along strike and over 100 meters in vertical extent. A second fence of holes 500 meters to the north has identified a 1.0 meter drill intercept of 4.49 g/t Au and 348.7 g/t Ag in PS545 at a drill-hole depth of 313 meters. This intercept in quartz-veined rhyolite is thought to correlate with the PS461 zone to the south. This new area was referred to as the Al Este target in the Mid-Year Exploration Update conference call. Given the limited number of same section intercepts in this new zone, accurate true widths of the vein have not been calculated at this time. The estimated true widths of the known mineral intercepts range between 0.5 and 1.0 meters. Meridian’s work on the new target is in a very early stage. The Company does not yet have sufficient knowledge of the extent or potential economics of this new discovery.

Exploration efforts in the second half of 2003 will focus on expanding the Al Este vein to the north and south and will continue to develop the Martillo Flats, Quebrada Colorada Norte and other associated mineral bodies into the indicated and measured resource categories.

Fence drilling results:

	From	To	Elevation	Intercept	Gold grade	Silver grade
Hole	(m)	(m)	(m)	(m)	(g/tonne)	(g/tonne)

PS461*	308	314	1635	6	85.87	4503.0
PS480	352	354	1572	2	9.83	89.6
PS532	302	303	1623	1	53.30	1340.0
PS533	291	292	1642	1	7.27	512.0
PS534	400	402	1525	2	17.49	27.8
PS545	313	314	1615	1	4.49	348.7

*	Presented in July 02, 2003 press release.

Safety recognition at El Peñón

Meridian Gold is also pleased to announce that El Peñón has been recognized for its outstanding safety record in Chile. In July, the Asociacion Chilena de Seguridad (ACHS) awarded the El Peñón Safety Committee the “Premio Accion Paritaria” for the year 2002. ACHS is the medical and safety provider for approximately 37,000 businesses in Chile representing approximately 1.7 million employees. Each year, ACHS presents twenty of these awards. This year, two mining companies in Chile were awarded this distinction, one of them being Meridian Gold. The Company was recognized for its annual results, its constant effort for the prevention of accidents, industrial illnesses and compliance with the law. The award will be presented in Santiago, Chile on August 27, 2003.

Esquel Report by Business for Social Responsibilty (BSR)

BSR has completed its report on their findings in Esquel. This report highlights what Meridian could have done better following its acquisition of this property, and what the Company should do going forward to work with the community. This report is located on the Company’s website at www.meridiangold.com on the Esquel Update page.

William H. Wulftange, P. Geo., is a Licensed Professional Geologist (Utah 5219574-2250) and serves as the “Qualified Person” for this release as defined by the Ontario Securities Commission National Instrument 43-101. Mr. Wulftange, acting as an independent consultant to Meridian Gold, has supervised and prepared the technical data contained within this release and certifies the data to be accurate based on current geologic knowledge of the deposit.

Meridian Gold Inc. is traded on The Toronto Stock Exchange (MNG) and on the New York Stock Exchange (MDG). For further information on Meridian Gold Inc., please visit our website at www.meridiangold.com, or contact:

Wayne M. Hubert	Tel: (800) 572-4519
Investor Relations	Fax: (775) 850-3733
Meridian Gold Inc.	E-mail: wayne.hubert@meridiangold.com

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